Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016 and 2015
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and six months ended
June 30, 2016

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2016	2015
		$	$
Current assets
Cash and cash equivalents		232,619	211,862
Trade and other receivables	4	55,607	33,886
Income tax receivables	9	21,710	2,847
Marketable securities	5	193,224	88,184
Inventory	6	162,599	135,976
Other	7	3,989	3,979
		669,748	476,734
Non-current assets
Property, plant and equipment	8	685,729	348,712
Income tax receivable	9	—	18,243
Deferred income tax assets		658	—
Value added tax receivable	10	20,183	20,792
Goodwill	3	49,786	—
Other	7	6,159	7,196
Total assets		1,432,263	871,677

Current liabilities
Trade and other payables	11	61,490	53,352
Provisions	12	78,062	78,226
Debt		—	4,273
		139,552	135,851
Non-current liabilities
Deferred income tax liabilities		125,063	29,026
Provisions	12	61,798	51,532
Debt	13	213,955	208,085
Total liabilities		540,368	424,494

Shareholders' equity
Share capital		1,038,387	707,607
Other reserves		44,344	(54,805)
Equity component of convertible notes		68,347	68,347
Deficit		(259,183)	(273,966)
Total shareholders' equity attributable to our shareholders		891,895	447,183
Total liabilities and equity		1,432,263	871,677

Events after the reporting period (notes 9 and 12)
The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on August 10, 2016

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended June 30		Six months ended June 30
		2016	2015	2016	2015
		$	$	$	$

Revenue		118,775	95,818	220,288	207,539
Cost of sales	15	(74,713)	(79,499)	(152,928)	(160,818)
Income from mine operations		44,062	16,319	67,360	46,721

General and administrative expenses		(12,466)	(7,203)	(16,623)	(12,367)
Exploration, evaluation and reclamation expenses		(3,431)	(3,902)	(7,958)	(7,865)
Business acquisition costs	3	(3,928)	—	(3,928)	—
Operating income		24,237	5,214	38,851	26,489

Interest earned and other finance income		458	294	739	875
Interest expense and other finance costs		(6,489)	(6,447)	(13,110)	(12,699)
Other (expenses)	16	(2,784)	(1,814)	(1,813)	(2,089)
Foreign exchange gain (loss)		99	(563)	(3,287)	(3,324)
Income (loss) before income tax		15,521	(3,316)	21,380	9,252

Income tax (expense)		(3,039)	(4,011)	(6,597)	(7,416)

Net income (loss) and net income (loss) attributable to shareholders		12,482	(7,327)	14,783	1,836

Weighted average shares outstanding (thousands)
Basic	17	93,329	80,754	87,078	80,754
Diluted	17	94,870	80,754	88,132	80,923

Earnings (loss) per share
Basic	17	$0.13	$(0.09)	$0.17	$0.02
Diluted	17	$0.13	$(0.09)	$0.17	$0.02
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2016	2015	2016	2015
		$	$	$	$

Net income (loss) for the period attributable to shareholders		12,482	(7,327)	14,783	1,836

Items that will not be reclassified to net income or loss:
Gain (loss) on marketable securities at FVTOCI, net of tax ($13,297), ($915), ($14,202) and $767		89,118	5,809	95,364	(5,540)
Items that will be reclassified to net income or loss:
Unrealized gain on effective portion of derivative, net of tax ($248), $nil, ($253) and $nil		462	—	470	—
Other comprehensive income (loss)		89,580	5,809	95,834	(5,540)
Total comprehensive income (loss) attributable to shareholders		102,062	(1,518)	110,617	(3,704)
Total comprehensive income (loss)		102,062	(1,518)	110,617	(3,704)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

					Equity
		Common Shares		Other	component of		Total
		Shares	Amount	reserves	convertible notes	Deficit	equity
	Note	000's	$	$	$	$	$
Balance, January 1, 2015 (restated)	2(a)	80,754	707,034	(46,467)	68,347	(149,664)	579,250
Equity-settled share-based compensation	14	—	—	1,285	—	—	1,285
Total comprehensive (loss) income for the period		—	—	(5,540)	—	1,836	(3,704)
Balance, June 30, 2015		80,754	707,034	(50,722)	68,347	(147,828)	576,831

Balance, January 1, 2016		80,826	707,607	(54,805)	68,347	(273,966)	447,183
Shares and options issued pursuant to the acquisition of Claude Resources, net of issuance costs	3	37,394	324,990	4,045	—	—	329,035
Exercise of stock options	14	664	5,790	(2,025)	—	—	3,765
Equity-settled share-based compensation	14	—	—	1,295	—	—	1,295
Total comprehensive income for the period		—	—	95,834	—	14,783	110,617
Balance, June 30, 2016		118,884	1,038,387	44,344	68,347	(259,183)	891,895
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2016	2015	2016	2015
		$	$	$	$
Cash flows from operating activities
Net income (loss) for the period		12,482	(7,327)	14,783	1,836
Adjustments for:
Depreciation, depletion and amortization		12,643	20,809	32,674	37,346
Share-based payments		738	619	1,295	1,285
Net non-cash finance expense		5,909	5,247	11,822	10,918
Other expense		3,339	2,032	2,631	2,197
Income tax expense		3,039	4,011	6,597	7,416
Non-cash foreign exchange (gain) loss		25	197	(1,261)	2,616
Net changes in non-cash working capital items	20	(2,468)	(2,864)	(13,889)	(3,874)
Cash generated by operating activities before value added taxes, interest and income taxes (paid) recovered		35,707	22,724	54,652	59,740
Value added taxes (paid)		(3,045)	(2,602)	(4,851)	(6,451)
Value added taxes recovered		665	4,585	3,766	7,785
Interest (paid)		(278)	(426)	(4,278)	(4,755)
Income taxes (paid)		(2,887)	(2,384)	(5,802)	(3,757)
Cash generated by operating activities		30,162	21,897	43,487	52,562
Cash flows from investing activities
Cash received on Claude Resources acquisition	3	16,908	—	16,908	—
Purchase of property, plant and equipment		(14,899)	(8,540)	(19,972)	(14,688)
Production stripping capitalized costs		(7,231)	—	(8,666)	(12,540)
Expenditures on exploration properties		(1,752)	(221)	(2,828)	(538)
Proceeds from sale of property, plant and equipment		13	—	1,002	—
Proceeds from sale of mineral property		—	20,000	—	20,000
Proceeds from sale of marketable securities		3,909	—	4,422	—
Share exchange cash payment on Claude Resources acquisition	3	(155)	—	(155)	—
Decrease in restricted cash		—	10,201	—	10,201
Interest received		411	154	649	318
Tax deposit paid	9	—	—	—	(19,231)
Cash (used) generated by investing activities		(2,796)	21,594	(8,640)	(16,478)
Cash flows from financing activities
Proceeds from exercise of stock options		3,765	—	3,765	—
Repayment of bank loan		(2,175)	(1,649)	(3,845)	(1,649)
Repayment of Claude Resources credit facility	13	(13,707)	—	(13,707)	—
Share issuance fees on Claude Resources acquisition		(212)	—	(212)	—
Cash (used) by financing activities		(12,329)	(1,649)	(13,999)	(1,649)
Effect of foreign exchange rate changes on cash and cash equivalents		(52)	(209)	(91)	(1,850)
Increase in cash and cash equivalents		14,985	41,633	20,757	32,585
Cash and cash equivalents, beginning of period		217,634	175,595	211,862	184,643
Cash and cash equivalents, end of period		232,619	217,228	232,619	217,228

Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. With the acquisition of Claude Resources Inc. ("Claude Resources") on May 31, 2016, we have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Pirquitas mine in Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the condensed consolidated interim statements of changes in shareholders' equity reflect this change.

These statements were authorized for issue by our Board of Directors on August 10, 2016.

Following our acquisition of Claude Resources on May 31, 2016, we have applied the following accounting policies that were not previously applicable to our business. All other accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

(i)	Underground mineral properties
At our underground mining operation, we incur development costs to build new shafts, drifts and ramps that enable us to access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific areas of the underground mine, and which only provide an economic benefit over the period of mining that area, are depreciated on a units-of-production basis, whereby the denominator is estimated ounces of gold in Proven and Probable Mineral Reserves in the related areas.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(ii)	Property, plant and equipment
The valuation attributed to estimated Mineral Resources conversion from the acquisition of Claude Resources is considered to be a mineral property not subject to depreciation. As these Mineral Resources are converted into Mineral Reserves, the asset is subject to depreciation over the recoverable ounces corresponding to the specific area of the mine plan. Exploration potential is recognized as exploration and evaluation assets.

(iii)	Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mining interest that is an operating mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of our capacity to sustain and grow by replacing and augmenting Mineral Reserves through new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; and (3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time.

b)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2016 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2015 other than those which related to the acquisition of Claude Resources, as discussed below.

(i)	Business combination: Acquisition of Claude Resources
Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the acquiree, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property assets valuations are based upon estimates of Mineral Reserves and Mineral Resources used in the life of mine plan, as well as estimates of future metal prices, production, costs, and economic assumptions around inflation rates and discount rates. The exploration and evaluation assets valuations are based upon estimates of future Mineral Resource discovery. The inventory valuation requires estimates of costs to convert inventory into saleable form. The reclamation provision requires an estimate of the timing of future cash flows and economic assumptions around inflation and discount rates.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(ii)	Functional currency
The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. We have determined that the functional currency of Claude Resources is the U.S. dollar, as it is the currency in which Claude Resources primarily generates cash.

c)	Future accounting changes
The following new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

3.	PURCHASE OF CLAUDE RESOURCES

On May 31, 2016, we completed the acquisition of a 100% interest in Claude Resources and its Seabee Gold Operation, an underground operating gold mine in Saskatchewan, Canada for a total purchase price of $329,402,000. The acquisition of Claude Resources accomplishes our strategic goal of adding another operating mine in a well established, low risk mining jurisdiction. The purchase price consisted of the acquisition of all of the issued and outstanding shares of Claude Resources for consideration of 0.185 of a Silver Standard common share plus C$0.001 in cash for each common share of Claude Resources.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been preliminarily allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. This allocation is preliminary in nature as we are in the process of finalizing certain fair value assumptions, and this allocation may require adjustment in future periods. Acquisition costs, in the form of advisory, legal and other professional fees, associated with the transaction to acquire Claude Resources of $3,928,000 were expensed as incurred during the three and six months ended June 30, 2016.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF CLAUDE RESOURCES (Cont'd)

Upon the acquisition of Claude Resources, we identified goodwill of $49,786,000. This goodwill was calculated as the difference between the fair value of the consideration issued for the acquisition of Claude Resources and the fair value of all other assets and liabilities acquired. The goodwill arose primarily as a result of the increase in our share price from the date of announcing the acquisition of Claude Resources (C$7.89) to the completion of the acquisition (C$11.35). Goodwill relates to tax synergies of $30,170,000 and also $19,616,000 which arose due to the recognition of deferred income tax liabilities on the transaction. We are required to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

The following table shows the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of the identifiable classes of consideration transferred, and amounts by category of assets acquired and liabilities assumed at the acquisition date:

$
37,394,000 common shares issued (1)	325,202
809,000 stock options issued (2)	4,045
Share exchange cash payment of C$0.001 per Claude Resources share	155
Consideration	329,402

Cash and cash equivalents	16,908
Trade and other receivables	814
Marketable securities	351
Inventory	34,801
Property, plant and equipment
Mineral properties subject to depreciation	62,229
Mineral properties not subject to depreciation	128,100
Exploration and evaluation assets	88,734
Plant and equipment	52,318
Goodwill	49,786
Trade and other payables	(4,657)
Debt	(13,707)
Close-down and restoration provisions	(5,464)
Deferred income tax liabilities	(80,811)
Net identifiable assets acquired	329,402

(1)	The common shares were valued at the closing price of our shares on the Toronto Stock Exchange on May 30, 2016 (C$11.35), converted to U.S. dollars at the rate of 0.7662.

(2)
The fair value of options issued were calculated using a Black-Scholes option pricing model. The weighted average option valuations were based on an expected option life of 1.6 years, a risk free interest rate of 0.6%, a dividend yield of nil, volatility of 60.6% and share price of C$11.35, converted to the U.S. dollars at the rate of 0.7662.

If the Seabee Gold Operation had been consolidated into our operations from January 1, 2016, our consolidated revenue for the six months ended June 30, 2016 would have been approximately $251,754,000 and our consolidated net income for the six months ended June 30, 2016 would have been $14,470,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER RECEIVABLES

	June 30, 2016	December 31, 2015
	$	$
Trade receivables	45,776	20,907
Value added tax receivables (note 10)	4,840	6,003
Prepayments and deposits	4,368	6,224
Other receivables	623	752
	55,607	33,886

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

We do not hold any collateral for any receivable amounts outstanding at June 30, 2016 or December 31, 2015.

5.	MARKETABLE SECURITIES

The movement of marketable securities during the six months ended June 30, 2016 and the year ended December 31, 2015 is comprised of the following:

	Six months ended	Year ended
	June 30, 2016	December 31, 2015
	$	$
Balance, beginning of period	88,184	104,785
Additions	—	1,062
Additions in connection with the acquisition of Claude Resources (note 3)	351	—
Disposals	(4,517)	(2,113)
Fair value adjustments	104,082	2,595
Foreign exchange adjustments	5,124	(18,145)
Balance, end of period	193,224	88,184

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	June 30, 2016	December 31, 2015
	$	$
Current:
Finished goods	12,517	22,432
Stockpiled ore	28,986	17,150
Leach pad inventory	86,233	79,016
Materials and supplies	34,863	17,378
	162,599	135,976
Non-current:
Materials and supplies (note 7)	1,507	2,990
	164,106	138,966

The cost of inventory held at its net realizable value at June 30, 2016 was $nil (December 31, 2015 - $8,819,000).

7.	OTHER ASSETS

	June 30, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	2,670	—	2,832
Deferred consideration	—	1,982	—	1,374
Non-financial assets:
Assets held for sale	3,989	—	3,979	—
Non-current inventory (note 6)	—	1,507	—	2,990
	3,989	6,159	3,979	7,196

(1)	We have cash and security deposits related to our close down and restoration provisions of $1,869,000 (December 31, 2015 - $1,899,000).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	June 30, 2016
	Plant and equipment	Mineral properties subject to depreciation	Mineral properties not subject to depreciation(1)	Exploration and evaluation assets	Total
	$	$	$	$	$
Cost
Balance, January 1, 2016	421,345	142,397	3,812	78,182	645,736
Acquisition of Claude Resources (note 3)	52,318	62,229	128,100	88,734	331,381
Additions	364	13,880	22,512	612	37,368
Disposals	(6,005)	—	(285)	—	(6,290)
Change in estimate of close down and restoration provision	—	3,195	—	—	3,195
Transfers	11,998	144	(12,142)	—	—
Balance, end of period	480,020	221,845	141,997	167,528	1,011,390

Accumulated depreciation
Balance, January 1, 2016	(233,023)	(64,001)	—	—	(297,024)
Charge for the period	(18,465)	(12,501)	—	—	(30,966)
Disposals	2,329	—	—	—	2,329
Balance, end of period	(249,159)	(76,502)	—	—	(325,661)

Net book value at June 30, 2016	230,861	145,343	141,997	167,528	685,729

	December 31, 2015
	Plant and equipment	Mineral properties subject to depreciation	Mineral properties not subject to depreciation(1)	Exploration and evaluation assets (2)	Total
	$	$	$	$	$
Cost
Balance, January 1, 2015	439,415	118,277	19,988	64,241	641,921
Additions	367	20,034	30,502	13,086	63,989
Disposals and reclassifications	(7,247)	—	—	—	(7,247)
Change in estimate of close down and restoration provision	(8,592)	4,086	—	—	(4,506)
Impairment charges	(48,421)	—	—	—	(48,421)
Transfers	45,823	—	(46,678)	855	—
Balance, end of period	421,345	142,397	3,812	78,182	645,736

Accumulated depreciation
Balance, January 1, 2015	(164,246)	(38,601)	—	—	(202,847)
Charge for the year	(70,774)	(25,400)	—	—	(96,174)
Disposals	1,997	—	—	—	1,997
Balance, end of period	(233,023)	(64,001)	—	—	(297,024)

Net book value at December 31, 2015	188,322	78,396	3,812	78,182	348,712

(1)	Includes assets under construction of $13,898,000 at June 30, 2016 (December 31, 2015 - $3,812,000).

(2)
On September 24, 2015, we completed the acquisition of the Valmy property, which is contiguous with our Marigold mine in Nevada, U.S., for $11,685,000 (inclusive of transaction costs) in cash from Newmont Mining Corporation.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INCOME TAX RECEIVABLES

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. In order to appeal the NOR, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) (the “Deposit”) to the CRA and have recorded this amount plus accrued interest as an income tax receivable, equivalent to $19,435,000 as at June 30, 2016. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

On August 8, 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the Department of Justice (“DOJ”) to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA is required to issue a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refund to us the Deposit, plus accrued interest from the date of payment of the Deposit, we have therefore reclassified $19,435,000 from a non current to current income tax receivable. Following receipt of new notices of reassessment (reflecting the terms of the Settlement Agreement) and repayment of the Deposit, with accrued interest, we will advise the DOJ to file a notice of discontinuance with the Tax Court of Canada.

As at June 30, 2016, income tax receivables included $2,275,000 (December 31, 2015 - $2,847,000) not related to the Settlement Agreement.

10.	VALUE ADDED TAX RECEIVABLE

	June 30, 2016	December 31, 2015
	$	$
Current (note 4)	4,840	6,003
Non-current	20,183	20,792
	25,023	26,795

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

Certain VAT receivables in Argentina are only recoverable against local sales. We believe these are fully recoverable through potential sale of assets at the Pirquitas mine and have not provided an allowance.

15 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES

	June 30, 2016	December 31, 2015
	$	$
Trade payables	18,540	17,697
Accrued liabilities	33,732	25,866
Accrued royalties	5,565	5,393
Derivative liabilities	8	901
Income taxes payable	498	338
Accrued interest on convertible notes (note 13)	3,147	3,157
	61,490	53,352

Claude Resources royalty agreements
During 2006 and 2007, Claude Resources entered into separate royalty agreements (collectively, the “Agreements” and each an "Agreement") whereby it sold a basic royalty and a net profit interest ("NPI") on gold production at the Seabee Gold Operation. Claude Resources received cash consideration consisting of royalty income, indemnity fee income and interest income. As at June 30, 2016, only the NPI remains outstanding on the 2006 Agreement but both the basic royalty and the NPI remains outstanding on the 2007 Agreement.

(a)	Basic royalty
Under the terms of the 2007 Agreement, Claude Resources is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the 2007 Agreement. A portion of the cash received at the inception of the 2007 Agreement was placed with a financial institution; in return, Claude Resources received a promissory note which is classified as restricted for accounting purposes. Claude Resources utilizes interest earned from the restricted promissory note and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to the 2007 Agreement. Over the life of the 2007 Agreement, it is expected that interest earned and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments.

With respect to the 2007 Agreement, there is the legal right of offset and the intention to settle on a net basis. As such, these transactions are on a net basis on the condensed consolidated interim statements of financial position.

	Note	2007 Agreement
Restricted promissory notes
Principal balance (1)	(b)(d)	$19,748
Interest receivable (1)		$513
Interest rate		7 percent
Maturity	(d)	February 15, 2017

Royalty payments
Royalty rate per ounce of gold produced (2)		C$65.20 to C$147.05
Royalty payable (1)	(b)(d)	$506
Royalty obligation payable (1)	(b)(d)	$19,778

(1)	As at June 30, 2016.

(2)	Over the remaining life of the Agreement.

16 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES (Cont'd)

(b)	Claude Resources net royalty obligation
The following schedule outlines the different components of the transaction that are presented net on our condensed consolidated interim statements of financial position:

June 30, 2016
$
Current assets
Interest receivable on restricted promissory notes	513
Restricted promissory note (2007 Agreement)	19,748
20,261
Current liabilities
Current portion of deferred revenue	200
Interest payable on royalty obligations	506
Royalty obligation (2007 Agreement)	19,778
20,484
Current net royalty obligation in accrued royalties	223

The interest income and the indemnity fees received by Claude Resources are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “interest expense and other finance costs” on the condensed consolidated interest statement of income.

17 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES (Cont'd)

(c)	NPI payment
In addition to the royalty, Claude Resources granted an NPI of varying percentages under the Agreements, payable only if gold prices exceed a pre-determined threshold.

	2006 Agreement	2007 Agreement
Applicable years (1)	2016	2016 - 2017
Percent	3.75%, 4.00% or 4.25%	3.50%, 3.70% or 3.90%
Price of gold thresholds (2)	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	The NPI pursuant to the 2006 Agreement expires on December 31, 2016.

(2)	London PM Fix.

Prior to any NPI payment, we are entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Gold Operation. These expenditures are calculated on a cumulative basis from the commencement of the Agreements. At June 30, 2016, the cumulative carry forward amounts remained in a deficiency position under each of the Agreements and no payments are expected during 2016.

(d)	Call and put
Under certain circumstances, a wholly-owned subsidiary of Claude Resources has the right to purchase (“call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the call. The call price will be paid from the balance owing to Claude Resources under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“put”) their interest in the royalty to Claude Resources at an amount no greater than the fair market value thereof at the time of the put. However, such right is subject to Claude Resources' subsidiary's pre-emptive right to exercise the call in advance of any put being exercised and completed.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS

	June 30, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	67,130	—	65,633	—
Restructuring provision (2)	3,689	—	5,205
Close down and restoration provision (3)	7,243	61,798	7,388	51,532
	78,062	61,798	78,226	51,532

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by Federal Tax Authority but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. Federal Tax Authority also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014.

On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016 of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas LLC on certain assets at the Pirquitas mine. We are challenging the requirement of the parent guarantee through the court process and are in discussions with the Federal Tax Authority and other government officials to agree on acceptable alternative security and a potential resolution of the claim. If we are unsuccessful in those discussions, the Federal Tax Authority may make further application to the court to have the Injunction lifted and, upon that initiate proceedings to collect the accrued export duties and interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties nor remedies available under the Fiscal Agreement.

As of June 30, 2016, we have paid $6,646,000 in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At June 30, 2016, we have accrued a liability totaling $67,130,000 (December 31, 2015 - $65,633,000) for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The Federal Tax Authority has claimed that interest penalties at the proscribed rate applicable to general peso based tax liabilities of 3% per month should be applied to the US dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. In addition to our challenges on the underlying application of the export duties, we are also challenging the Tax Authority’s claim for interest and the rate upon which they claim interest.

19 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS (Cont'd)

The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. We continue to assess the implications of the June 21, 2016 ruling and the February 12, 2016 elimination of export duties on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

(2)	As at June 30, 2016, we have provided for various employee termination benefits as a result of anticipated employee reductions at Pirquitas mine in 2016 and early 2017.

(3)	The changes in the close down and restoration provision during the six months ended June 30, 2016 and the year ended December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
	$	$
Balance, January 1	58,920	62,190

Provisions on acquisition of Claude Resources (note 3)	5,464	—
Liabilities settled during the period	(338)	(2,414)
Accretion expense	1,795	3,733
Foreign exchange loss (gain)	5	(83)
Revisions and new estimated cash flows	3,195	(4,506)

Balance, end of period	69,041	58,920

Less: current portion of close down and restoration provision	(7,243)	(7,388)
Non-current close down and restoration provision	61,798	51,532

20 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	NON-CURRENT DEBT AND CREDIT FACILITY

(a)Non-current debt
The movement in the debt portion of the convertible notes during the six months ended June 30, 2016 and the year ended December 31, 2015 is comprised of the following:

	June 30, 2016	December 31, 2015
	$	$
Balance, beginning of period	211,242	200,291
Accretion of discount	5,870	10,951
Interest accrued in period	3,799	7,619
Interest paid	(3,809)	(7,619)
Balance, end of period	217,102	211,242
Accrued interest outstanding (note 11)	(3,147)	(3,157)
Non-current portion of convertible notes outstanding	213,955	208,085

(b)Credit facility
On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

The term of the Credit Facility is three years, maturing on August 4, 2018. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at June 30, 2016 we were in compliance with these covenants.

As at June 30, 2016, we had utilized $7,600,000 (December 31, 2015 - $7,500,000) of the Credit Facility to support letters of credit.

(c)Claude Resources debt
Upon our acquisition of Claude Resources (note 3) on May 31, 2016, we immediately fully repaid amounts outstanding on its credit facility of $13,707,000. Claude Resources' credit facility was immediately terminated upon repayment.

21 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION

(a)Stock options
The changes in stock options issued during the six months ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	June 30, 2016		December 31, 2015
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	3,193,106	8.97	2,377,065	12.68
Granted	798,020	7.19	1,519,656	6.70
Issued in connection with the acquisition of Claude Resources (note 3)	809,286	6.35	—	—
Exercised	(663,587)	(7.26)	(72,050)	(7.37)
Forfeited	(201,784)	(9.04)	(631,565)	(17.64)
Outstanding, end of period	3,935,041	8.36	3,193,106	8.97

For options granted during the six months ended June 30, 2016, the weighted average option valuations were based on an expected option life of 4.2 years, a risk free interest rate of 0.6%, a dividend yield of nil, and volatility of 59.4%.
During the six months ended June 30, 2016, options granted had a weighted average fair value of C$3.34 per option.

(b)Deferred Share Units (“DSUs”)
During the six months ended June 30, 2016 and the year ended December 31, 2015, the following DSUs were outstanding to non-executive directors:

	June 30, 2016	December 31, 2015
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	439,261	335,680
Granted	64,581	136,514
Redeemed	—	(32,933)
Outstanding, end of period	503,842	439,261

The DSUs granted in the six months ended June 30, 2016 had a weighted average fair value of C$7.22 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability. As at June 30, 2016, the fair value of outstanding DSUs was C$16.77 per unit.

22 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Cont'd)

(c)Restricted Share Units (“RSUs”)
During the six months ended June 30, 2016 and the year ended December 31, 2015, the following RSUs were outstanding to employees:

	June 30, 2016	December 31, 2015
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	640,077	330,414
Granted	409,279	473,815
Settled	(243,982)	(124,548)
Forfeited	(36,584)	(39,604)
Outstanding, end of period	768,790	640,077

The RSUs granted in the six months ended June 30, 2016 had a weighted average fair value of C$7.27 per unit. RSUs settled in the six months ended June 30, 2016 were settled at a weighted average fair value of C$8.05 per unit. The RSUs are cash-settled instruments and, therefore, the fair value of the outstanding RSUs at the end of each reporting period is recognized as an accrued liability. As at June 30, 2016, the fair value of outstanding RSUs was C$16.77 per unit.

(d)Performance Share Units (“PSUs”)
During the six months ended June 30, 2016 and the year ended December 31, 2015, the following PSUs were outstanding to senior executives:

	June 30, 2016	December 31, 2015
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	413,150	323,000
Granted	276,000	390,850
Settled	—	(190,183)
Forfeited	(38,650)	(110,517)
Outstanding, end of period	650,500	413,150

The PSUs granted in the six months ended June 30, 2016 had a weighted average fair value of C$7.17 per unit. The PSUs are cash-settled instruments and, therefore, the fair value of the outstanding PSUs at the end of each reporting period is recognized as an accrued liability. As at June 30, 2016, the weighted average fair value of outstanding PSUs was C$19.23 per unit.

23 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Cont'd)

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the six months ended June 30, 2016 and 2015 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Equity-settled
Cost of inventory	34	29	31	39
General and administrative expenses	693	582	1,245	1,232
Exploration, evaluation and reclamation expenses	11	8	19	14
Cash-settled
Cost of inventory	1,255	446	1,531	559
General and administrative expenses	8,193	2,531	8,085	2,815
Exploration, evaluation and reclamation expenses	68	25	72	32
	10,254	3,621	10,983	4,691

15.	COST OF SALES

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Cost of inventory	62,322	56,931	119,173	118,522
Depletion, depreciation and amortization	12,391	20,672	32,243	37,031
Export duties (note 12)	—	1,896	1,512	5,265
	74,713	79,499	152,928	160,818

16.	OTHER INCOME (EXPENSES)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
(Loss) on disposal of fixed assets	(3,201)	(1,152)	(2,550)	(1,986)
Revaluation of deferred consideration	294	—	609	—
Other	123	(662)	128	(103)
	(2,784)	(1,814)	(1,813)	(2,089)

24 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Basic net earnings (loss)	$12,482	$(7,327)	$14,783	$1,836
Earnings (loss) used in the calculation of diluted earnings per share	12,482	(7,327)	14,783	1,836

Weighted average number of common shares issued (thousands)	93,329	80,754	87,078	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	1,541	0	1,054	169
Weighted average number of common shares for diluted earnings per share (thousands)	94,870	80,754	88,132	80,923

Basic earnings (loss) per share	$0.13	$(0.09)	$0.17	$0.02
Diluted earnings (loss) per share	$0.13	$(0.09)	$0.17	$0.02

25 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS

Following the acquisition of Claude Resources (note 3), we have included the Seabee Gold Operation as an operating segment. Other operating segments have not changed as our President and Chief Executive Officer (who is considered to be our chief operating decision maker) continues to review operating results of these segments and they continue to exceed the quantitative threshold for individual disclosure.

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2016	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	59,197	14,437	45,141	—	—	118,775
Cost of inventory	(31,235)	(13,221)	(17,866)	—	—	(62,322)
Depletion, depreciation and amortization	(10,321)	—	(2,070)	—	—	(12,391)
Cost of sales	(41,556)	(13,221)	(19,936)	—	—	(74,713)
Income from mine operations	17,641	1,216	25,205	—	—	44,062

Exploration, evaluation and reclamation expenses	(118)	(51)	(389)	(2,873)	—	(3,431)
Operating income (loss)	17,552	1,132	24,427	(2,893)	(15,981)	24,237
Income (loss) before income tax	14,416	1,356	23,276	(3,813)	(19,714)	15,521

Interest expense and other finance costs	(557)	(16)	(918)	(21)	(4,977)	(6,489)
Income tax (expense) recovery	(3,481)	38	—	(7)	411	(3,039)

As at June 30, 2016
Total assets	391,583	415,823	86,097	101,497	437,263	1,432,263
Non-current assets	245,228	380,544	38,268	92,032	6,443	762,515
Total liabilities	(75,527)	(92,123)	(113,515)	(8,435)	(250,768)	(540,368)

Three months ended June 30, 2015	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	57,958	—	37,860	—	—	95,818
Cost of inventory	(34,461)	—	(22,470)	—	—	(56,931)
Depletion, depreciation and amortization	(8,102)	—	(12,570)	—	—	(20,672)
Export duties	—	—	(1,896)	—	—	(1,896)
Cost of sales	(42,563)	—	(36,936)	—	—	(79,499)
Income from mine operations	15,395	—	924	—	—	16,319

Exploration, evaluation and reclamation expenses	(568)	—	(1,912)	(1,319)	(103)	(3,902)
Operating income (loss)	14,951	—	(1,443)	(1,304)	(6,990)	5,214
Income (loss) before income tax	14,331	—	(4,620)	(734)	(12,293)	(3,316)

Interest expense and other finance costs	(91)	—	(1,342)	(20)	(4,994)	(6,447)
Income tax (expense) recovery	(3,510)	—	(200)	(111)	(190)	(4,011)

As at December 31, 2015
Total assets	362,911	—	97,820	97,610	313,336	871,677
Non-current assets	239,958	—	39,169	92,100	23,716	394,943
Total liabilities	(67,644)	—	(122,274)	(8,678)	(225,898)	(424,494)

26 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Six months ended June 30, 2016	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	116,939	14,437	88,912	—	—	220,288
Cost of inventory	(66,063)	(13,221)	(39,889)	—	—	(119,173)
Depletion, depreciation and amortization	(22,008)	—	(10,235)	—	—	(32,243)
Export duties	—	—	(1,512)	—	—	(1,512)
Cost of sales	(88,071)	(13,221)	(51,636)	—	—	(152,928)
Income from mine operations	28,868	1,216	37,276	—	—	67,360

Exploration, evaluation and reclamation expenses	(240)	(51)	(514)	(6,375)	(778)	(7,958)
Operating income (loss)	28,657	1,132	36,269	(6,398)	(20,809)	38,851
Income (loss) before income tax	24,670	1,356	29,323	(6,072)	(27,897)	21,380

Interest expense and other finance costs	(715)	(16)	(2,001)	(54)	(10,324)	(13,110)
Income tax (expense) recovery	(6,021)	38	—	(92)	(522)	(6,597)

Six months ended June 30, 2015	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	125,524	—	82,015	—	—	207,539
Cost of inventory	(68,626)	—	(49,896)	—	—	(118,522)
Depletion, depreciation and amortization	(14,549)	—	(22,482)	—	—	(37,031)
Export duties	—	—	(5,265)	—	—	(5,265)
Cost of sales	(83,175)	—	(77,643)	—	—	(160,818)
Income from mine operations	42,349	—	4,372	—	—	46,721

Exploration, evaluation and reclamation expenses	(1,654)	—	(3,116)	(2,849)	(246)	(7,865)
Operating income (loss)	40,819	—	785	(2,930)	(12,185)	26,489
Income (loss) before income tax	39,946	—	(5,219)	(1,974)	(23,501)	9,252

Interest expense and other finance costs	(219)	—	(2,774)	(38)	(9,668)	(12,699)
Income tax (expense) recovery	(13,488)	—	(200)	3,643	2,629	(7,416)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	%	%	%	%
Gold	62	35	60	37
Silver	38	60	40	60
Zinc	—	3	—	2
Other	—	2	—	1

Segment revenue by location and major customers
Marigold mine's principal product is gold doré with the refined gold bullion sold to two customers who individually accounted for 60% and 40% of Marigold mine's sales during the six months ended June 30, 2016. Marigold mine sold to principally one customer during the six months ended June 30, 2015. Marigold mine accounted for 53% of total revenue during the six months ended June 30, 2016 and 60% of total revenue during the six months ended June 30, 2015.

Seabee Gold Operation's principal product is gold doré with the refined gold bullion sold to two customers who individually accounted for 71% and 29% of Seabee Gold Operation's sales for the period from May 31, 2016 to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources. The Seabee Gold Operation accounted for 7% of total revenue during the six months ended June 30, 2016.

Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine, we had one customer who accounted for 19% of total revenue during the six months ended June 30, 2016, and no customers individually account for more than 10% of total revenue during the six months ended June 30, 2015.

Non-current assets by location

	June 30, 2016	December 31, 2015
	$	$
Canada	387,432	23,788
United States	248,039	243,016
Argentina	39,069	44,710
Mexico	76,540	71,891
Peru	11,435	11,538
Total	762,515	394,943

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at June 30, 2016				Fair value at December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	45,776	—	45,776	—	20,907	—	20,907
Marketable securities	193,224	—	—	193,224	88,184	—	—	88,184
Other financial assets	—	—	1,982	1,982	—	—	1,374	1,374
Accrued liabilities	—	14,254	—	14,254	—	6,547	—	6,547
Derivative liabilities	—	8	—	8	—	901	—	901
Current debt	—	—	—	—	4,273	—	—	4,273
	193,224	60,038	1,982	255,244	92,457	28,355	1,374	122,186

Fair values disclosed
Convertible notes (note 13)	252,837	—	—	252,837	178,544	—	—	178,544
	252,837	—	—	252,837	178,544	—	—	178,544

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of fair value through other comprehensive income ("FVTOCI") investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility is valued using the official foreign exchange rate on the loan balance at the end of the period. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices.

Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

There were no transfers into or out of Level 3 during the six months ended June 30, 2016 or during 2015.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2016 and 2015 are as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Trade and other receivables	(14,413)	1,733	(22,330)	(2,386)
Inventory	1,614	(9,103)	5,852	(1,599)
Trade and other payables	10,384	1,326	1,788	(3,468)
Current provisions	(53)	3,180	801	3,579
	(2,468)	(2,864)	(13,889)	(3,874)

During the three and six months ended June 30, 2016 and 2015 we conducted the following non-cash investing transactions:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Common shares issued pursuant to the acquisition of Claude Resources (note 3)	(325,202)	—	(325,202)	—
Options issued pursuant to the acquisition of Claude Resources (note 3)	(4,045)	—	(4,045)	—
Transfer of share-based payment reserve upon exercise of stock options	(2,025)	—	(2,025)	—
Marketable securities provided as consideration for exploration and evaluation expenses	(388)	—	(388)	—
Shares received in exchange of marketable securities	—	1,062	—	1,062
Shares disposed in exchange of marketable securities	—	(1,315)	—	(1,315)
	(331,660)	(253)	(331,660)	(253)

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